UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMPRIMIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45323A 201

(CUSIP Number)

May 18, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45323A 201	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons.

Donald Miloni

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only

4	Citizenship or Place of Organization

U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 468,576[1]
6. Shared Voting Power 278,479[2]
7. Sole Dispositive Power 468,576[1]
8. Shared Dispositive Power 278,479[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 747,055[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11.	Percent of Class Represented by Amount in Row 9 7.82%[4]
12.	Type of Reporting Person (see instructions) IN

1 Includes 468,576 shares of the Issuer’s common stock held in the name of the person filing this Schedule 13G.

2 Includes (i) 25,316 shares of the Issuer’s common stock held in the name of the spouse of the person filing this Schedule 13G, (ii) 151,898, shares of the Issuer’s common stock held in the name of 1425 Greenwood Lane, LLC, of which the person filing this Schedule 13G is a managing member, and (iii) 101,265 shares of the Issuer’s common stock held in the name of RCHER Financial, LLC, of which the person filing this Schedule 13G is a managing member.

3 Consists of the securities set forth in footnotes (1) and (2) above. The person filing this Schedule 13G disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

4 The percentage was calculated based on 9,511,026 shares of the Issuer’s common stock outstanding as of May 13, 2015.

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CUSIP No. 45323A 201	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Imprimis Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12264 El Camino Real, Suite 350

San Diego, CA 92130

Item 2(a).	Name of Person Filing:

Donald Miloni

Item 2(b).	Address of Principal Business Office, or if None, Residence:

1425 Greenwood Lane

Greenwood Village, CO 80125

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e).	CUSIP Number:

45323A 201

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

747,055*

(b)	Percent of class:

7.82%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

468,576*

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CUSIP No. 45323A 201	13G	Page 4 of 5 Pages

(ii)	Shared power to vote or to direct the vote

278,479* (Includes (i) 25,316 shares of the Issuer’s common stock held in the name of the spouse of the person filing this Schedule 13G, (ii) 151,898, shares of the Issuer’s common stock held in the name of 1425 Greenwood Lane, LLC, of which the person filing this Schedule 13G is a managing member, and (iii) 101,265 shares of the Issuer’s common stock held in the name of RCHER Financial, LLC, of which the person filing this Schedule 13G is a managing member.)

(iii)	Sole power to dispose or to direct the disposition of

468,576*

(iv)	Shared power to dispose or to direct the disposition of

278,479* (Includes (i) 25,316 shares of the Issuer’s common stock held in the name of the spouse of the person filing this Schedule 13G, (ii) 151,898, shares of the Issuer’s common stock held in the name of 1425 Greenwood Lane, LLC, of which the person filing this Schedule 13G is a managing member, and (iii) 101,265 shares of the Issuer’s common stock held in the name of RCHER Financial, LLC, of which the person filing this Schedule 13G is a managing member.)

* The person filing this Schedule 13G disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 45323A 201	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2015	DONALD MILONI

	By:	/s/ Donald Miloni
Donald Miloni, an individual

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